UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

PAYA HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

70434P 103

(CUSIP Number)

GTCR Ultra Holdings LLC

300 N. LaSalle Street

Suite 5600

Chicago, Illinois 60654

Attention: Jeffrey S. Wright

(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Robert E. Goedert, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

October 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70434P 103

(1)	Names of reporting persons GTCR Ultra Holdings LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 55,234,022
	(9)	Sole dispositive power
	(10)	Shared dispositive power 55,234,022
(11)	Aggregate amount beneficially owned by each reporting person 55,234,022
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 47.3% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on information provided by the Issuer as of October 16, 2020, reflecting 116,697,441 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 70434P 103

(1)	Names of reporting persons GTCR Fund XI/B LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 55,234,022
	(9)	Sole dispositive power
	(10)	Shared dispositive power 55,234,022
(11)	Aggregate amount beneficially owned by each reporting person 55,234,022
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 47.3% (1)
(14)	Type of reporting person (see instructions) PN

(1)	Based on information provided by the Issuer as of October 16, 2020, reflecting 116,697,441 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 70434P 103

(1)	Names of reporting persons GTCR Fund XI/C LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 55,234,022
	(9)	Sole dispositive power
	(10)	Shared dispositive power 55,234,022
(11)	Aggregate amount beneficially owned by each reporting person 55,234,022
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 47.3% (1)
(14)	Type of reporting person (see instructions) PN

(1)	Based on information provided by the Issuer as of October 16, 2020, reflecting 116,697,441 shares of Common Stock of the Issuer issued and outstanding as of such date.

(1)	Names of reporting persons GTCR Partners XI/B LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 55,234,022
	(9)	Sole dispositive power
	(10)	Shared dispositive power 55,234,022
(11)	Aggregate amount beneficially owned by each reporting person 55,234,022
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 47.3% (1)
(14)	Type of reporting person (see instructions) PN

(1)	Based on information provided by the Issuer as of October 16, 2020, reflecting 116,697,441 shares of Common Stock of the Issuer issued and outstanding as of such date.

(1)	Names of reporting persons GTCR Partners XI/A&C LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 55,234,022
	(9)	Sole dispositive power
	(10)	Shared dispositive power 55,234,022
(11)	Aggregate amount beneficially owned by each reporting person 55,234,022
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 47.3% (1)
(14)	Type of reporting person (see instructions) PN

(1)	Based on information provided by the Issuer as of October 16, 2020, reflecting 116,697,441 shares of Common Stock of the Issuer issued and outstanding as of such date.

(1)	Names of reporting persons GTCR Investment XI LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 55,234,022
	(9)	Sole dispositive power
	(10)	Shared dispositive power 55,234,022
(11)	Aggregate amount beneficially owned by each reporting person 55,234,022
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 47.3% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on information provided by the Issuer as of October 16, 2020, reflecting 116,697,441 shares of Common Stock of the Issuer issued and outstanding as of such date.

Item 1. Security and Issuer.

The class of equity security to which this Statement on Schedule 13D relates is shares of common stock, par value $0.0001 per share (“Common Stock”) of Paya Holdings Inc. (f/k/a FinTech Acquisition Corp. III Parent Corp.), a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 303 Perimeter Center North, Suite 600, Atlanta, Georgia 30346.

Item 2. Identity and Background.

(a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) GTCR Ultra Holdings LLC, a Delaware limited liability company (“Holdings”), by virtue of its direct ownership of Common Stock; (ii) GTCR Fund XI/B LP, a Delaware limited partnership (“Fund XI/B”), by virtue of its ownership interest in Holdings; (iii) GTCR Fund XI/C LP, a Delaware limited partnership (“Fund XI/C”), by virtue of its ownership interest in Holdings; (iv) GTCR Partners XI/B LP, a Delaware limited partnership (“Partners XI/B”), by virtue of it being the general partner of Fund XI/B; (v) GTCR Partners XI/A&C LP, a Delaware limited partnership (“Partners XI/A&C”), by virtue of it being the general partner of Fund XI/C; and (vi) GTCR Investment XI LLC, a Delaware limited liability company (“Investment XI”), by virtue of it being the general partner of each of Partners XI/B and Partners XI/A&C.

Each of Holdings, Fund XI/B, Fund XI/C, Partners XI/B, Partners XI/A&C and Investment XI are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

Holdings is party to a Sponsor Support Agreement, dated as of August 3, 2020 (the “Sponsor Support Agreement”), by and among Holdings, GTCR-Ultra Holdings II, LLC, FinTech Acquisition Corp. III (“FinTech”), the Issuer, and various FinTech Stockholders (the “Other Stockholders”).

The Sponsor Support Agreement requires the Other Stockholders to vote their shares of Common Stock for the directors that are designated by certain of the Reporting Persons in accordance with the provisions of the Director Nomination Agreement described in Item 6 hereof. The Sponsor Support Agreement also contains certain provisions regarding proposed sales of the Common Stock and transfer restrictions with respect to the shares of the Common Stock. By virtue of being a party to the Sponsor Support Agreement, Holdings may be deemed to be a member of a “group”, as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the Other Stockholders and/or certain of their affiliates. Pursuant to such definition, each of the Reporting Persons and the Other Stockholders may be deemed to beneficially own the shares of the Common Stock beneficially owned by each other solely for such purposes. The Issuer and/or the Other Stockholders have advised the Reporting Persons that the Other Stockholders are the beneficial owners of an aggregate of 10,175,062 shares of the Common Stock, or 8.7% of the outstanding shares of the Common Stock. The aggregate number of shares of the Common Stock beneficially owned collectively by the Reporting Persons and the Other Stockholders is therefore 65,294,964 (which includes warrants to purchase 415,000 shares of Common Stock exercisable within 60 days of October 16, 2020 held by the Other Stockholders), which represents approximately 55.8% of the outstanding shares of the Common Stock.

Certain Information required by this Item 2 concerning the executive officers and directors of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(b) The address of the principal business and principal office of each of the Reporting Persons is 300 North LaSalle Street, Suite 5600, Chicago, IL 60654.

(c) The principal business of the Reporting Persons is to make investments in other businesses.

(d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All individuals named in Schedule A are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The responses to Item 4 and Item 6 of this Statement are incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

Holdings is the holder of record of the Common Stock reported herein. The Reporting Persons hold the Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in Holdings and/or the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer.

(a) The following information is as of the date hereof and assumes there are 116,697,441 shares of Common Stock outstanding as of October 16, 2020, based on information furnished by the Issuer.

Holdings is the direct beneficial owner of 55,234,022 shares of Common Stock. The Common Stock held by Holdings represents approximately 47.3% of the Common Stock outstanding as of the date of this Statement.

Fund XI/B and Fund XI/C each hold an economic interest in Holdings and possess the right to appoint certain managers to Holdings’ board of managers. Each of Fund XI/B and Fund XI/C is controlled by its general partner, Partners XI/B and Partners XI/A&C, respectively. Partners XI/B and Partners XI/A&C are controlled by their general partner, Investment XI. As such, each of Fund XI/B, Fund XI/C, Partners XI/B, Partners XI/A&C and Investment XI may be deemed to possess indirect beneficial ownership of the Common Stock held by Holdings.

Decisions of Investment XI are made by a vote of a majority of its managers, and, as a result, no single person has voting or dispositive authority over such securities. Messrs. David A. Donnini, Collin E. Roche, Craig A. Bondy, Constantine S. Mihas, Mark M. Anderson, Aaron D. Cohen, Sean L. Cunningham, and Benjamin J. Daverman are each managing directors of GTCR LLC, which provides management services to Investment XI and each disclaims beneficial ownership of the securities controlled by such entity, except to the extent of his pecuniary interest in such securities. The filing of this Statement shall not be construed as an admission that any such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(b) By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 55,234,022 shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A, has effected any transactions in the Common Stock during the past 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Merger Agreement and Related Transactions

On October 16, 2020, the Issuer and FinTech III Merger Sub Corp. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of the Issuer, consummated the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 3, 2020, by and among FinTech, the Issuer, Merger Sub, Holdings, GTCR/Ultra Blocker, Inc., Fund XI/C and GTCR Ultra-Holdings II, LLC (“Paya”), whereby Holdings and Fund XI/C contributed all of their direct and indirect equity interests in Paya to the Issuer (the “Contribution”) and Merger Sub subsequently merged into FinTech (the “Merger” and, together with the Contribution, the “Transactions”). In consideration for the Contribution, Holdings received 54,534,022 shares of Common Stock. In addition, Holdings is irrevocably committed to receive, and the Issuer is committed to issue, up to 14,000,000 additional shares of Common Stock, to be issued in 7,000,000 share increments, when the Issuer’s stock price reaches $15.00 and $17.50 per share, respectively, as calculated in accordance with the Merger Agreement.

Immediately prior to the consummation of the Merger, each of Fund XI/B, Fund XI/C and GTCR Co-Invest XI LP (“Co-Invest” and, together with Fund XI/B and Fund XI/C, the “PIPE Investors”) subscribed for and purchased an aggregate of 700,000 shares of FinTech common stock at a price of $10.00 per share pursuant to the Subscription Agreement, dated as of August 3, 2020, by and among FinTech, the Issuer and the PIPE Investors (the “Subscription Agreement”). Upon consummation of the Merger, the securities acquired by the PIPE Investors pursuant to the Subscription Agreement automatically converted into 700,000 shares of Issuer Common Stock and the PIPE Investors immediately contributed such shares to Holdings pursuant to that certain Transfer Agreement, dated as of October 16, 2020, by and among Ultra and the PIPE Investors (the “Transfer Agreement”).

This summary is qualified in its entirety by reference to the text of the Merger Agreement, the Subscription Agreement and the Transfer Agreement, which are attached hereto as Exhibits 2, 3 and 4, respectively, and incorporated by reference.

Sponsor Support Agreement

The Reporting Persons have entered into the Sponsor Support Agreement, pursuant to which each of them agreed to comply with the provisions of the Merger Agreement applicable to them as well as the covenants set forth in the Sponsor Support Agreement, including voting all shares of FinTech common stock or Common Stock, as applicable, beneficially owned by such Reporting Person in favor of (i) the transactions contemplated by the Merger Agreement and (ii) following the closing, the election as members of the Issuer’s board of directors of the Nominees (as defined in the Director Nomination Agreement), which obligation shall terminate upon the earlier of (i) Holdings’ written notice to the Reporting Persons as to any such termination and (ii) 30 days after the closing.

This summary is qualified in its entirety by reference to the text of the Sponsor Support Agreement, attached hereto as Exhibit 5 and incorporated by reference.

Registration Rights Agreement

At the closing, the Issuer entered into a Registration Rights Agreement with Holdings and certain stockholders of FinTech (the “Registration Rights Agreement”). The registration rights described in this paragraph apply to (i) any shares of Common Stock issued in connection with the Transactions, (ii) any warrants or any shares of Common Stock issued or issuable upon exercise thereof, (iii) any capital stock of the Issuer or its subsidiaries issued or issuable with respect to the securities referred to in clause (i) or (ii) above by way of dividend, distribution, split or combination of securities, or any recapitalization, merger, consolidation or other reorganization, and (iv) any other shares of Common Stock held by persons holding securities described above. The Registration Rights Agreement requires the Issuer to, among other things, file a resale shelf registration statement on behalf of the stockholders promptly after the closing of the Transactions. The Registration Rights Agreement also provides certain demand rights and piggyback rights to the stockholders, subject to underwriter cutbacks and issuer blackout periods. The Issuer has agreed to pay certain fees and expenses relating to registrations under the Registration Rights Agreement. The Registration Rights Agreement also prohibits the transfer (subject to limited exceptions) of the shares of Common Stock received as equity consideration by Holdings and the shares of Common Stock held by the stockholders of FinTech, in each case for a period of 180 days following the closing, subject to early termination in the event that the closing sale price of the Common Stock exceeds $12.00 for 20 out of 30 consecutive trading days.

This summary is qualified in its entirety by reference to the text of the Registration Rights Agreement, attached hereto as Exhibit 6 and incorporated by reference.

Director Nomination Agreement

Pursuant to the Director Nomination Agreement entered into at the closing (the “Director Nomination Agreement”), Holdings, Fund XI/C and certain of Fund XI/C’s affiliates (collectively, “GTCR”) have the right to designate nominees for election to the Issuer’s board of directors for so long as GTCR beneficially owns 5% or more of the total number of shares of Common Stock then outstanding. The number of nominees that GTCR is entitled to nominate under the Director Nomination Agreement is dependent on its beneficial ownership of shares of Common Stock. For so long as GTCR beneficially owns more than 5% of the outstanding shares of Common Stock, GTCR has the right to nominate a specific number of directors equal to the product of (x) the total number of directors of the Issuer multiplied by (y) GTCR’s beneficial ownership percentage of outstanding shares of Common Stock (rounded up to the nearest whole number). In addition, GTCR has the right to designate the replacement for any of its designees whose board service has terminated prior to the end of the director’s term, regardless of GTCR’s beneficial ownership at such time. GTCR will also have the right to have its designees participate on committees of the board of directors, subject to compliance with applicable law and stock exchange listing rules.

This summary is qualified in its entirety by reference to the text of the Director Nomination Agreement, attached hereto as Exhibit 7 and incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of October 26, 2020.

Exhibit 2	Agreement and Plan of Merger, dated as of August 3, 2020, by and among GTCR-Ultra Holdings, LLC, GTCR-Ultra Holdings II, LLC, FinTech III Merger Sub Corp., FinTech Acquisition Corp. III, FinTech Acquisition Corp. III Parent Corp., GTCR/Ultra Blocker, Inc., and GTCR Fund XI/C LP (incorporated by reference to Annex A the definitive Proxy Statement/Prospectus filed by the Issuer on September 23, 2020).

Exhibit 3	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Current Report of FinTech Acquisition Corp. III filed on August 3, 2020).

Exhibit 4	Purchase Agreement, dated as of October 16, 2020 by and among GTCR Fund XI/B LP, GTCR Fund XI/C LP, GTCR Co-Invest XI LP and GTCT Ultra Holdings LLC.

Exhibit 5	Sponsor Support Agreement dated August 3, 2020, by and among FinTech Acquisition Corp. III, GTCR-Ultra Holdings II, LLC, FinTech Acquisition Corp. III Parent Corp., GTCR-Ultra Holdings, LLC and certain stockholders of FinTech Acquisition Corp. III (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on October 22, 2020).

Exhibit 6	Registration Rights Agreement, dated October 16, 2020, by and among FinTech Acquisition Corp. III Parent Corp., GTCR Ultra Holdings, LLC and certain other stockholders of the Issuer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 22, 2020).

Exhibit 7	Director Nomination Agreement, dated as of October 16, 2020, by and among Paya Holdings Inc., GTCR-Ultra Holdings, LLC, GTCR Fund XI/B LP and GTCR Fund XI/C LP (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on October 22, 2020).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2020

GTCR ULTRA HOLDINGS LLC

By:	/s/ Jeffrey S. Wright, by power of attorney

GTCR FUND XI/B LP

By:	/s/ Jeffrey S. Wright, by power of attorney

GTCR FUND XI/C LP

By:	/s/ Jeffrey S. Wright, by power of attorney

GTCR PARTNERS XI/B LP

By:	/s/ Jeffrey S. Wright, by power of attorney

GTCR PARTNERS XI/A&C LP

By:	/s/ Jeffrey S. Wright, by power of attorney

GTCR INVESTMENT XI LLC

By:	/s/ Jeffrey S. Wright, by power of attorney

SCHEDULE A

Investment XI is managed by the following managers: David A. Donnini, Collin E. Roche, Craig A. Bondy, Constantine S. Mihas, Mark M. Anderson, Aaron D. Cohen, Sean L. Cunningham, and Benjamin J. Daverman.

The principal occupation of each of the individuals listed on this Schedule A is serving as a managing director of GTCR LLC. The business address of each such individual is c/o GTCR LLC, 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654.

The filing of this Statement shall not be construed as an admission that any of such individuals is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.